Exhibit 99.1

November 9, 2005

Claude Resources Announces Third Quarter Results

Gold bullion prices increased slightly in the third quarter of 2005, averaging $440 US dollars per ounce, up from $427 in the second quarter. The gold price began to increase in non US dollar terms, a significant change from past quarters.

Development and mining at Claude Resource’s Seabee gold mine increased dramatically during the quarter. The mine broke 73,000 tonnes of ore grading greater than 8 grams per tonne, yielding 19,500 ounces of gold but due to Claude’s underground mining method, only 8,900 ounces were milled during the third quarter.

The expansion of the Seabee milling capacity to 1,100 tonnes per day is well advanced and expected to be completed by the end of the fourth quarter. Bulk sampling of the nearby Porky Lake and Santoy Lake discoveries should be completed in the first half of 2006 with production from these satellite ore bodies expected to begin in the latter part of 2006.

The Company is optimistic that the mill expansion combined with successful bulk samples from the Porky Lake and Santoy Lake projects will lead to a major increase in production and improved financial performance in the quarters ahead.

Record high oil & gas prices continue to provide added cash flow and financial stability to the Company, as well as an increasingly important “natural hedge” against rising energy costs in the gold mining operation. Claude’s oil & gas assets produced more than 550 barrels of oil equivalent per day during the quarter.

Financial Highlights
	Three Months Ended September 30, 2005	Three Months Ended September 30, 2004	Nine Months Ended September 30, 2005	Nine Months Ended September 30, 2004
Revenue ($ millions)	7.4	7.6	22.9	23.4
Net earnings (loss) ($ millions)	(2.9)	0.2	(4.5)	(0.3)
Earnings (loss) per share ($)	(0.04)	0.00	(0.07)	(0.01)
Cash from operations ($ millions)*	.4	2.1	2.3	4.2
Cash from operations per share ($)*	0.01	0.03	0.04	0.07
Average realized gold price (US $/ounce)	451	421	439	407
Total cash operating costs (US $/ounce)	393	250	361	292
Working capital ($ millions)	5.3	8.7	5.3	8.7

    * before net change in non-cash working capital

OPERATIONS

Gold

The Seabee mine increased tonnes mined by 36% over third quarter 2004 tonnage, a 67% increase for 2005 year to date. The grade of ore mined for the quarter improved to 8.30 grams per tonne (g/t), up from 7.91 g/t last year. As a result of the Company’s underground mining method, shrinkage stoping, much of the 19,500 ounces broken in the third quarter was not available for milling immediately.

Third quarter gold production was hampered by mill expansion construction (limiting tonnes) and a delay in free pulling the 3914 stope. This stoping block was much larger than anticipated and was not ready for “free pull” until the fourth quarter - one month later than expected. Most of the mill feed during the quarter was “development muck” blended with surplus low-grade stockpiled ore, leading to much lower grade milled ore (4.96 g/t) than mined ore (8.30 g/t).

Operating Statistics	Three Months Ended		Nine Months Ended
	September 30		September 30
	2005	2004	2005	2004
Tonnes mined	73,000	53,500	167,800	100,200
Mined grade (g/t)	8.30	7.91	6.75	8.94
Mined volume (ounces)	19,500	13,600	36,400	28,800
Tonnes milled	60,500	46,100	170,100	140,300
Grade processed (g/t)	4.96	6.60	5.82	7.04
Recovery (%)	91.88	95.48	92.78	95.21
Operating efficiency (%)	96.94	91.08	96.68	96.34
Sales volume (ounces)	8,900	9,200	28,300	29,900
Production volume (ounces)	8,900	9,400	29,500	30,200

The mine operating plan for the fourth quarter will focus on completing the 395, 495 and 680 level shrinkage stopes, the 400 level long-hole stope and the development of new stopes on the 395, 630 and 750 metre levels. Mill throughput for the fourth quarter will originate primarily as free pull and swell from these stopes, as well as development ore from the new headings on the 395, 680 and 750 levels.

Mine development will continue on several fronts: a stoping block on the 750 level where silling is in progress, continuation of the ramp to the 800 level to access another stoping block and completion of an exploration drift on the 550 level to set-up a diamond drill station to drill under the old 5-1 mine workings.

The Company continues to aggressively pursue its underground diamond drilling programs. The fourth quarter will see additional drilling towards the 1,000 metre level (250 metres below existing workings), where structure and economic grades have already been intersected. A significant drill program from the 550 level diamond drill station is expected to begin early in the new year.

Mill expansion continued in the third quarter with increased capacity expected to be available by the end of the fourth quarter.

Exploration

Exploration activities for the third quarter of 2005 included excavation of a decline to conduct bulk sampling of the Porky West zone, drilling at Santoy 8 and 8 East zones, and prospecting in the immediate area of the Seabee mine.

Claude Resources Inc. 2005 Third Quarter Results	Page 2

Porky Lake
At the Porky West Zone, three kilometres north of the Seabee mine, the decline being excavated for a bulk sample advanced approximately 125 metres by the end of the third quarter. The underground bulk sampling program is underway to confirm grade, continuity and metallurgy of the gold mineralization. The Porky West sampling program will be completed in 2006.

Santoy Lake
Claude Resources has also completed a delineation drilling program at Santoy 7, Santoy 8 and 8 East zones (BQ size core), about 14 kilometres east of the Seabee mine. The summer 2005 program, including fifteen diamond drill holes totaling approximately 4,200 metres in Santoy 8 and 8 East structures, was carried out to test the north-northwest plunge and dip extensions of the mineralized shear structures outlined in previous drill campaigns.

Mineralization in both zones is hosted in siliceous shear zones with sulfide-chlorite-quartz veins and silicified granitoid sills. It has been confirmed that the Santoy 8 zone is 380 metres long and up to 350 metres wide. It remains open at depth to the east and is plunging to the northeast in the plane of the shear zone. Mineralized sections of this zone range in thickness from 1.5 to 30 metres. It is likely that the 8 zone and the adjacent 150 metre long, 100 metre wide 8 East zone are interconnected. Both zones are still open and more drilling will be conducted during the winter to establish the dip and strike extents.

Inferred Mineral Resources amounting to 910,000 tonnes were outlined at Santoy Lake. The grade of this Inferred Resource is estimated at 6.1 grams per tonne with a top cut of 30 g/t or 8.7 g/t without cutting. The cut-off grade used was 3 g/t over 1.5 metres (approximately 1.2 metres true width). Resource tonnes were estimated using the Gemcom Software International Inc. mine modeling software. A specific gravity of 2.8 was used based on Seabee mine practice.

Claude is in the process of completing the requirements for full underground mining at the Santoy 7, 8 and 8 East zones. After a full year of study by Federal officials, the Company received a permit from the necessary regulatory agencies for a bulk sampling program at the Santoy 7 zone late in the quarter. Road construction to Santoy has commenced, including building a bridge to cross the 3 to 5 metre wide narrows at the Monro Lake crossing. The ramp and bulk sampling at the Santoy 7 zone is expected to begin in the first quarter of 2006.

Seabee mine
Prospecting and follow up trenching was conducted in the immediate area of the Seabee mine. Gold bearing shear zones were found near the air strip, at Herb Lake and at Afghan Lake. These showings were found by following structures into areas of thick overburden and bog, stripping the overburden and then blasting a trench in the rock to provide samples. All three areas will be further sampled by diamond drilling during 2006.

At Herb Lake, about 1.5 kilometres west of the head frame, a four metre wide shear zone in gabbro assayed 3.90 g/t over a 1 metre wide section. A mafic band off the main section of the shear returned spectacular assays of 129 g/t and 108g/t. At Afghan Lake, a 3 metre wide shear zone at the contact between gabbro and diorite contained a 0.5 metre wide zone grading 3.67 g/t. An 800 metre diamond drill program will test the down dip extension of both the Herb Lake and Afghan lake shears.

A new east-west, metasediment hosted shear zone, at least 200 metres long, was discovered in a valley just north of the mine’s air strip. The shear zone is about 5 metres wide at surface, is composed of sulphides and tourmaline in quartz veins with gold. Samples from trenching indicate a grade of 4 g/t over the 5 metres of shearing. A minimum of 600 metres of drilling is planned for this showing.

Claude’s joint venture work during the quarter included prospecting in the Nokomis area in Manitoba, a trip to the Madsen Mine near Red Lake, Ontario, and drilling at the Jojay property in the La Ronge gold belt of Northern Saskatchewan. The Nokomis Property is a 50% joint venture with Pioneer Metals Corporation; the Madsen property is under option to Placer Dome (CLA) Ltd. (Placer); and the Jojay property is a joint venture with Wescan Goldfields Inc. (75% Claude, 25% Wescan).

Claude Resources Inc. 2005 Third Quarter Results	Page 3

Madsen
During the third quarter, Placer did not conduct any exploration on the Madsen property located near Red Lake, Ontario. Placer has met the $8.2 million exploration expenditure requirement of its option agreement with Claude Resources Inc. As per the agreement, Placer has until December of 2006 to deliver a positive bankable feasibility study to fulfill its obligations and vest in the Madsen Joint Venture with a 55% working interest.

Jojay
At the Jojay property (75% Claude, 25% Wescan), seven holes were drilled for a total of 1,219 metres to test the strike extension and continuity of previously indicated mineralization. The program was successful in adding to the confidence level of previously indicated zones as well as locating additional zones that warrant further investigation. The Red Zone, the most significant of the previously indicated zones, has a strike length of at least 250 metres and a down plunge extent of at least 300 metres. The deposit appears to be open at depth.

FINANCIAL

The Company recorded a net loss of $2.9 million, or $0.04 per share for the third quarter of 2005, compared to net earnings of $.2 million, or $0.00 per share, for the same period last year. The period over period net earnings decrease was due largely to higher mine operating costs and higher non-cash depreciation and depletion charges on the Company’s gold assets.

For the nine months ended September 30, 2005, the Company recorded a net loss of $4.5 million, or $0.07 per share, after a $1.3 million non-cash recovery related to income tax benefits arising from the issuance of flow-through shares. This compares to a net loss of $.3 million, or $0.01 per share, for the same period last year. The year to date earnings decrease was again due largely to higher mine operating costs and non-cash depreciation and depletion charges, and was also impacted by reduced gold revenue in 2005.

Revenue

Total revenue generated for the third quarter of 2005 was $7.4 million, relatively unchanged from the $7.6 million reported for the same period in 2004. The Seabee mine contributed $4.8 million to revenue for the third quarter of 2005 compared to $5.0 million for the same period last year. Sales volume for the period fell slightly from 9,200 ounces in 2004 to 8,900 ounces this quarter. The average price realized for the period was CDN $542 (US $451) versus CDN $550 (US $421) for the same period in 2004. The 7% increase in the US dollar price of gold was eliminated by the appreciating Canadian versus US dollar exchange rate.

Oil and gas revenue for the quarter remained relatively unchanged. This was due to a combination of increased petroleum and gas prices offset by normal production declines.

Total revenue generated for the first nine months of 2005 was $22.9 million, 2% lower than the $23.4 million reported for the same period in 2004. The Seabee mine contributed $15.2 million to revenue for 2005 year to date compared to $16.2 million for the same period last year. Gold sales volume at the Seabee mine was 28,300 ounces sold at an average dollar price realized of CDN $537 (US $439), versus 29,900 ounces sold at CDN $540 (US $407) for the same period last year. Despite the 8% increase in the US dollar price of gold, the appreciating US/Canadian dollar exchange rate led to an actual decline in Canadian dollar terms.

Gross oil, ngls (natural gas liquids) and gas revenue for the nine months ended September 30, 2005 totaled $7.7 million, 7% higher than the $7.2 million generated for the same period in 2004. This was due to a combination of normal production declines offset by improved petroleum and gas prices realized.

2005 year to date oil and ngls sales volume of 64,200 was 9% lower than the 70,500 barrels sold for the same period in 2004. The average realized price per barrel was US $46.63 (CDN $57.01) versus US $32.70 (CDN $43.43) in 2004. Gas sales volume fell 14% from 594 MMCF in 2004 to 512 MMCF this period. The average realized gas price was US $6.10 (CDN $7.45) per MCF in 2005 compared to US $4.97 (CDN $6.61) in 2004.

Claude Resources Inc. 2005 Third Quarter Results	Page 4

Expenditures

For the three months ended September 30, 2005, total mine operating costs were $4.2 million, a 40% increase from the $3.0 million recorded for the comparable period last year. This result was due largely to the incremental costs required to mine 73,000 tonnes of ore this quarter - a 36% increase over the 53,500 tonnes mined in the same period in 2004 combined with the expensing of higher broken ore inventory costs. These operating costs combined with slightly lower sales volume and the appreciating Canadian versus US dollar resulted in a 57% increase in cash operating costs per ounce (Q32005 - US $393; Q32004 - US $250).

Total mine operating costs for the first three quarters of 2005 were $12.5 million, an 8% increase from the $11.6 million reported for the comparable period in 2004. This was due to incremental costs on the 67% improvement in tonnes mined (2005 - 167,800; 2004 - 100,200) and 21% increase in tonnes milled (2005 - 170,100; 2004 - 140,300). A combination of lower sales volume, higher operating costs and the appreciating Canadian versus US dollar led to total operating costs per ounce increasing by 24% in the nine months ended September 30, 2005, from US $292 in 2004 to US $361 in 2005.

For the nine months ended September 30, 2005, oil and gas operating costs rose 17% from $1.2 million in 2004 to $1.4 million. This was due to prior periods’ treatment charges on certain of the Company’s oil wells being charged in the third quarter.

Administrative Costs

General and administrative costs remain relatively unchanged in the third quarter of 2005 compared to the same period in 2004. Year to date costs have increased slightly from $1.6 million in 2004 to $1.7 million this year, predominantly a result of increased interest expense on the Company’s demand loan and line of credit.

Depreciation and Depletion

For the third quarter of 2005, depreciation and depletion of the Company’s gold assets increased by 82% over the same period in 2004. For the nine months ended September 30, 2005, this increase was 88%, from $4.0 million in 2004 to $7.5 million this period. The increase was due to a combination of more tonnes mined and milled and the amortization of a larger asset base due to aggressive development programs.

Income Taxes

The income tax recovery of $1.3 million during the third quarter was the estimated income tax benefit arising from the issuance of flow-through shares in 2004 and the subsequent renouncement of those expenditures in 2005.

Liquidity & Financial Resources

Cash flow from operations before net changes in non-cash working capital for the quarter was $.4 million, or $0.01 per share, compared to $2.1 million, or $0.03 per share, in the same quarter of 2004. For the nine months ended September 30, 2005, cash flow from operations before net-changes in non-cash working capital was $2.3 million, or $0.04 per share, compared to $4.2 million, or $0.07 per share, in 2004. The respective decreases were a result of lower gold sales and increased Company operating costs.

Capital invested increased from $2.3 million during the third quarter of 2004 to $4.7 million this quarter. Mineral property expenditures of $4.2 million were comprised mostly of $1.3 million in mine development investment, $1.4 million in exploration expenditures (primarily the Porky Lake bulk sample), and $1.3 million in mill expansion and equipment costs. Investment in oil and gas properties for the period increased slightly to $.5 million, a result of continued infill drilling and infrastructure costs at the Nipisi Unit and Edson Gas Plant, respectively.

Claude Resources Inc. 2005 Third Quarter Results	Page 5

Capital invested during the first three quarters of 2005 was $14.8 million, an increase of $3.9 million or 36% from the same period in 2004. Mineral property expenditures for the year to date balance includes $5.6 million in Seabee mine development costs (2004 - $6.3 million); exploration expenditures, primarily the Porky and Santoy Lake bulk samples, of $3.2 million (2004 - $2.9 million) and $4.2 million in property, plant and equipment expenditures (2004 - $.8 million) largely related to mill expansion ($3.2 million) and the Triangle Lake tailings facility betterment ($.3 million). Capital investment relating to oil and gas properties of $1.4 million for the three quarters ended September 30, 2005 was primarily directed at infill drilling at the Nipisi Unit ($.8 million) and infrastructure costs at the Edson Gas Plant ($.6 million).

Financing activities during the period included the issue of 4,023,100 units, issued at a price of $1.00 per unit, and a total of 4,547,273 common shares, issued on a flow-through basis at a price of $1.10 per common share. Gross proceeds of approximately $9,025,000 will be used primarily to facilitate the completion of bulk sampling programs at Porky and Santoy Lakes.

To partially finance the mill expansion and related projects, the Company borrowed $5.0 million during the first quarter in the form of a five year demand loan. The loan bears interest at 5.99% and is repayable in monthly principal and interest payments of $96,514.

At September 30, 2005, the Company had $5.3 million in working capital, $4.0 million less than at the end of 2004. This was due largely to equity and debt issues during the period, offset by lower gold sales and capital investment at the Seabee mine.

Significant cash requirements expected over the next several months will be the winter road resupply, the completion of the Porky and Santoy Lake bulk samples and completion of the mill expansion. Management believes the Company may be able to fund the majority of these requirements out of operating cash flows. If necessary, the Company may consider the sale or partial sale of its investment portfolio which has a quoted market value of $7.1 million at September 30, 2005.

Outlook

As a result of mill expansion delays and the corresponding reduction in mill throughput, 2005 production has been revised downward to 42,000 ounces from 46,000 ounces. Mine operating costs of $17.0 million and capital expenditures relating to mine development ($6.9 million), plant and equipment costs ($4.0 million) and exploration costs ($5.0 million) remain relatively unchanged from previous forecasts.

Oil and gas revenues should remain unchanged as production and price are forecast to remain strong. Both operating and capital expenditures are also expected to remain near 2004 levels.

Derivative Instruments and Hedging Activities

To mitigate the effects of price fluctuations on revenues, the Company undertakes hedging transactions, from time to time, in respect of foreign exchange rates and the price of gold.

At September 30, 2005, Claude had outstanding forward gold contracts related to 2005 production of 1,000 ounces, at an average price of US $425 per ounce. The market value loss inherent in these contracts was US $48,000. At September 30, 2005, the Company had no outstanding foreign exchange contracts.

Non-GAAP Performance Measures

The Company reports its operating, depreciation and depletion costs on a per-ounce basis, based on uniform standards developed by the Gold Institute. Management uses this measure to analyze the profitability, compared to average realized gold prices, of the Seabee mine. Investors are cautioned that the above measures may not be comparable to similarly titled measures of other companies, should these companies not follow the Gold Institute standards.

Cash flow from operations per common share is determined by dividing the cash flow from operations, before the net change in non-cash working capital items, by the weighted average number of common shares outstanding during the period. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under Canadian GAAP.

Claude Resources Inc. 2005 Third Quarter Results	Page 6

Caution Regarding Forward-Looking Information

This Management Discussion & Analysis contains certain forward-looking statements relating but not limited to the Company’s expectations, intentions, plans and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intent”, “estimate”, “may” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information may include reserve and resource estimates, estimates of future production, unit costs, costs of capital projects and timing of commencement of operations, and is based on current expectations that involve a number of business risks and uncertainties. Factors that could cause actual results to differ materially from any forward-looking statement include, but are not limited to, failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors. Forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from expected results.

Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Shareholders are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. Claude Resources undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

Claude Resources Inc. 2005 Third Quarter Results	Page 7

NOTICE OF AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The Management of Claude Resources Inc. is responsible for the preparation of the accompanying unaudited interim consolidated financial statements. The unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada and are considered by management to present fairly the financial position, operating results and cash flows of the Company.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants. These unaudited financial statements include all adjustments, consisting of normal and recurring items, that management considers necessary for a fair presentation of the consolidated financial position, results of operations and cash flows.

Chief Executive Officer	Chief Financial Officer

Date: November 9, 2005

Claude Resources Inc. 2005 Third Quarter Results	Page 8

Consolidated Balance Sheets
(Canadian Dollars in Thousands) (unaudited)
	September 30	December 31
	2005	2004
Assets
Current assets:
Receivables	$2,671	$1,667
Inventories	7,114	4,828
Shrinkage stope platform costs (Note 2)	9,938	7,903
Prepaids	403	364
	20,126	14,762
Oil and gas properties	6,968	6,101
Mineral properties	40,337	34,327
Investments (Note 3)	621	668
Promissory note	6,982	6,982
Deposits for reclamation costs	2,094	2,061

	$77,128	$64,901

Liabilities and Shareholders' Equity
Current liabilities:
Bank indebtedness	$4,358	$343
Payables and accrued liabilities	5,700	4,580
Demand loan (Note 4)	4,485	-
Other current liabilities	273	528
	14,816	5,451
Royalty obligation	6,982	6,982
Deferred revenue	514	563
Asset retirement obligations	2,156	2,046

Shareholders' equity:
Share capital (Note 5)	51,226	43,966
Contributed surplus	406	330
Retained earnings	1,028	5,563
	52,660	49,859

Commitments and contingencies (Note 7 and Note 8)

	$77,128	$64,901

Claude Resources Inc. 2005 Third Quarter Results	Page 9

Consolidated Statements of Earnings (Loss)
For the Nine Months Ended September 30, 2005
(Canadian Dollars in Thousands) (unaudited)
	Three Months Ended		Nine Months Ended
	September 30		September 30
	2005	2004	2005	2004
Revenues
Gold	$4,822	$5,039	$15,187	$16,168
Oil and gas:
Gross revenue	2,541	2,581	7,693	7,201
Crown royalties	(497)	(527)	(1,785)	(1,695)
Alberta Royalty Tax Credit	125	125	375	317
Overriding royalties	(1,229)	(1,238)	(3,651)	(3,428)
Net oil and gas revenue	940	941	2,632	2,395
	5,762	5,980	17,819	18,563
Expenses
Gold	4,200	3,012	12,481	11,600
Oil and gas	614	467	1,363	1,197
General and administrative	427	421	1,700	1,593
Interest and other	121	2	44	(69)
Provision for income taxes	9	(10)	26	43
	5,371	3,892	15,614	14,364

Earnings before undernoted items	391	2,088	2,205	4,199
Depreciation, depletion and accretion:
Gold	3,089	1,698	7,466	4,017
Oil and gas	183	181	594	497
Earnings (loss) before income taxes	(2,881)	209	(5,855)	(315)

Income tax recovery (Note 6)	-	-	1,320	-

Net earnings (loss)	$(2,881)	$209	$(4,535)	$(315)

Net earnings (loss) per share
Basic and diluted	$(0.04)	$0.00	$(0.07)	$(0.01)

Weighted average number of shares outstanding (000's)	70,427	59,846	64,949	59,503

Claude Resources Inc. 2005 Third Quarter Results	Page 10

Consolidated Statements of Cash Flows
For the Nine Months Ended September 30, 2005
(Canadian Dollars in Thousands) (unaudited)	Three Months Ended		Three Months Ended
	September 30		September 30
	2005	2004	2005	2004
Cash provided from (used in):

Operations:
Net earnings (loss)	$(2,881)	$209	$(4,535)	$(315)
Non-cash items:
Depreciation and depletion	3,233	1,842	7,950	4,411
Stock-based compensation	(29)	1	76	(16)
Accretion of asset retirement obligations	39	37	110	103
Income tax recovery	-	-	(1,320)	-

Net change in non-cash working capital:
Receivables	(272)	183	(1,004)	(85)
Inventories	1,715	1,444	(2,286)	(2,516)
Shrinkage stope platform costs	(1,292)	(1,787)	(2,035)	(849)
Prepaids	(127)	(14)	(39)	16
Payables and accrued liabilities	235	(1,082)	1,120	1,100
Cash from operations	621	833	(1,963)	1,849

Investing:
Mineral properties	(4,171)	(2,879)	(13,394)	(10,546)
Oil and gas properties	(529)	(373)	(1,434)	(1,285)
Investments	47	992	47	992
Increase in reclamation deposits	(16)	-	(33)	(40)
	(4,669)	(2,260)	(14,814)	(10,879)
Financing:
Issue of common shares, net of issue costs	16	1,344	8,580	3,510
Deferred revenue	(85)	-	(258)	-
Demand loan
Proceeds	-	-	5,000	-
Repayment	(219)	-	(515)	-
Capital lease repayment	(15)	(15)	(45)	(44)
	(303)	1,329	12,762	3,466

Decrease in cash position	(4,351)	(98)	(4,015)	(5,564)
Cash position, beginning of period	(7)	(2,207)	(343)	3,259
Cash position, end of period	$(4,358)	$(2,305)	$(4,358)	$(2,305)

Claude Resources Inc. 2005 Third Quarter Results	Page 11

Consolidated Statements of Retained Earnings
For the Nine Months Ended September 30, 2005
(Canadian Dollars in Thousands) (unaudited)
	Three Months Ended		Nine Months Ended
	September 30		September 30
	2005	2004	2005	2004
Retained earnings, beginning of period	$3,909	$5,638	$5,563	$6,162
Net earnings (loss)	(2,881)	209	(4,535)	(315)
Retained earnings, end of period	$1,028	$5,847	$1,028	$5,847

Claude Resources Inc. 2005 Third Quarter Results	Page 12

Notes to Consolidated Financial Statements

Note 1 - General

The accompanying unaudited consolidated financial statements should be read in conjunction with the notes to the Company's audited consolidated financial statements for the year ended December 31, 2004. The unaudited financial statements include the financial statements of the Company and its subsidiaries.

The unaudited interim consolidated financial statements reflect all normal and recurring adjustments which are, in the opinion of management, necessary for a fair presentation of the respective interim periods' presented. The statements have not been reviewed by the Company's independent auditors.

Note 2 - Shrinkage Stope Platform Costs

Shrinkage stope platform costs represent cost of the ore that is being used as a working stage, within the stope, to gain access to further ore. This ore is expected to be processed in the following 12 months. The processing of this broken ore occurs in accordance with a mine plan based on the known mineral reserves and current mill capacity. The timing of processing of ore has not been significantly affected by historic prices of gold.

Note 3 - Investments

At September 30, 2005, the quoted market value of the investments was $7.1 million (December 31, 2004 - $3.9 million).

Note 4 - Demand Loan

The demand loan bears interest at 5.99%, is repayable in monthly principal and interest payments of $96,514 and matures in February 2010. The loan is secured by a general security agreement covering all assets of the Company, excluding oil and gas assets in Alberta.

Note 5 - Share Capital

At September 30, 2005 there were 70,426,687 common shares outstanding.

a) Issue of shares

On December 31, 2004 the Company entered into a flow-through share agreement for the issue of 1,150,033 units, each unit consisting of one flow-through common share and one common share purchase warrant, at a price of $1.50 per unit, for gross proceeds of $1,725,000 million. Each warrant will entitle the holder, upon exercise, to purchase one common share for a two year period following the date of issue at a price of $2.00 up to and including December 31, 2005 and $3.00 up to and including December 31, 2006.
The Company must expend $1,725,000 in qualifying Canadian Exploration Expenses as defined in the Income Tax Act (Canada) prior to December 31, 2005. At September 30, 2005, there were 1,150,033 warrants outstanding.

On June 23, 2005 the Company completed a private placement offering consisting of a total of 4,023,100 units, issued at a price of $1.00 per unit, and a total of 4,547,273 common shares, issued on a flow-through basis at a price of $1.10 per common share, for gross proceeds of $9,025,000. Each unit consists of one common share and one-half of one common share purchase warrant. Each whole purchase warrant entitles the holder, upon exercise at any time up to and including June 23, 2007 and upon payment of $1.20, to subscribe for one common share. In partial consideration for the services provided to the Company in connection with the offering the Underwriters were issued broker options entitling them to purchase up to an aggregate of 201,155 broker units at any time up to and including June 23, 2007 at a price of $1.10 per broker unit. Each broker unit consists of one common share and one-half of a broker warrant. Each whole broker warrant will entitle the holder to subscribe for one common share for a period up to and including June 23, 2007 at an exercise price of $1.30. At September 30, 2005 there were 2,011,550 warrants and 201,155 broker units outstanding.

Claude Resources Inc. 2005 Third Quarter Results	Page 13

b) Share Option Plan

The Company has established a share option plan under which options may be granted to directors, officers and key employees to purchase up to an aggregate of 5,000,000 common shares. Options granted have an exercise price of not less than the market price of the common shares on the stock exchange on which the shares are traded. The majority of the options granted vest immediately and expire 10 years from the date of the grant of the option.

For options outstanding at September 30, 2005 weighted average exercise prices are as follows:

	Year to Date
	2005	Average Price
Beginning of year	2,660,000	$1.15
Options granted	185,000	1.04
Options exercised/cancelled	(200,000)	1.41
End of year	2,645,000	$1.12

For options outstanding at September 30,2005, the range of exercise prices, the weighted average exercise price and the weighted average remaining contractual life are as follows:

		Weighted Average	Weighted Average
Option Price Per Share	Number	Exercise Price	Remaining Life
$.53-$.96	1,111,000	$0.65	6.67
$1.16-$1.32	1,199,000	1.30	4.43
$1.71-$3.05	335,000	2.05	3.19
	2,645,000	$1.12	5.22

The fair value of stock options issued in the year was estimated using the Black-Scholes option pricing model with assumptions of 6 year weighted average expected option life, no expected forfeiture rate, 60.86% to 63.09% volatility and interest rates ranging from 2.85% to 4.25%. For the year to date the compensation cost recorded in respect of stock options issued was $92,000.

Note 6 - Income taxes

The Company finances a portion of its exploration activities through the issue of flow-through shares. The Company records the tax cost of expenditures renounced to subscribers on the date the deductions are renounced to the subscribers. Share capital is reduced and future income tax liabilities are increased by the estimated tax benefits renounced by the Company to the subscribers. Because the Company has unrecorded loss carryforwards and tax pools in excess of book value available, future income tax liabilities are reduced with a corresponding credit to income tax recovery of $1.3 million.

Note 7 - Financial Instruments

The Company's financial results are affected by the normal risks and capital expenditure requirements associated with exploration, development and production of mineral and oil & gas properties. Financial results are also affected by market prices for gold and oil & gas, changes in foreign currency exchange rates, interest rates and other operating risks. To manage risks associated with prices for gold, oil & gas and changes in foreign currency, the Company may use commodity and foreign currency derivative instruments.

Except as discussed below, the fair market value of the Company's financial assets and liabilities approximate net book value.

At September 30, 2005, the Company had outstanding forward gold contracts related to 2005 production of 1,000 ounces at an average price of US $425 per ounce with a market value loss inherent in these contracts of US $48,000. At September 30, 2004, the Company had outstanding forward gold contracts of 4,000 ounces at an average price of US $412 per ounce with a market value loss inherent in these contracts of US $16,000.

At September 30, 2005, the Company had no outstanding foreign exchange contracts. At September 30, 2004, the Company had outstanding foreign exchange contracts to sell US $5.0 million at an average CDN/US dollar exchange rate of 1.3417, with a market value gain inherent in these contracts of US $300,000.

Note 8 - Contingencies

Pursuant to a Notice of Contravention issued by Saskatchewan Labour, Occupational Health and Safety Division, dated March 17, 2003, the Company was ordered to reinstate three workers and reimburse them for lost pay and benefits. The contravention alleges that the Company dismissed these employees contrary to the Occupational Health and Safety Act. The contravention was appealed to the Executive Director, an adjudicator and subsequently to the Court of Queen's Bench. On September 28, 2005 the Court agreed with our position, allowing our appeal and setting aside the March 17, 2003 contravention. This decision is currently under appeal by the plaintiffs. The amount of potential loss may involve payment of approximately 18 months in back pay to each of the employees and will be recognized in earnings at the time of the settlement, if any. Management is of the opinion these claims are unwarranted.

Claude Resources Inc. 2005 Third Quarter Results	Page 14

Note 9 - Comparative Figures

Certain prior year balances have been reclassified to conform to the current financial statement presentation.

Note 10 - Differences from United States Accounting Principles

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada. See Note 21 of the Company's audited financial statements for the year ended December 31, 2004 for a narrative explanation of the differences in Canadian and US GAAP.

Claude Resources Inc. 2005 Third Quarter Results	Page 15